UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                                PURSUANT TO 13d-2

                              Yarraman Winery, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                  98508 F 10 7
                                  ------------
                                 (CUSIP Number)

                                February 28 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1 (b)
      |X|   Rule 13d-1 (c)
      |_|   Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 5 Pages

CUSIP No.  98508 F 10 7               13G/A                    Page 2 of 5 Pages
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Huntleigh Investment Fund Limited

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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                       (b) |_|

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3              SEC USE ONLY

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4              CITIZENSHIP OR PLACE OF ORGANIZATION
               St. Lucia

--------------------------------------------------------------------------------
NUMBER OF      5          SOLE VOTING POWER
SHARES                    3,177,778
BENEFICIALLY
OWNED BY       -----------------------------------------------------------------
EACH           6          SHARED VOTING POWER
REPORTING                 Not Applicable
PERSON
               -----------------------------------------------------------------
               7          SOLE DISPOSITIVE POWER
                          3,177,778

               -----------------------------------------------------------------
               8          SHARED DISPOSITIVE POWER
                          Not Applicable

--------------------------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,177,788

--------------------------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*   |_|

--------------------------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               12.71%

--------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON*
               CO

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  98508 F 10 7               13G/A                    Page 3 of 5 Pages

Item 1(a).   Name of Issuer:  Yarraman Winery, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:
             700 Yarraman Road, Wybong, Upper Hunter Valley, New South Wales, Australia 2333

Item 2(a).   Name of Person Filing:
             Huntleigh Investment Fund Limited

Item 2(b).   Address of Principal Business Office or if none, Residence:
             49 Micoud Street, Castries, St. Lucia

Item 2(c). Citizenship: Huntleigh was organized under the jurisdiction of St. Lucia

Item 2(d).   Title of Class of Securities:  Common Stock, $.001 par value

Item 2(e).   CUSIP Number:  98508F107

Item 3.      Not Applicable

Item 4.      Ownership:  Huntleigh Investment Fund Limited

         (a) Amount Beneficially Owned: 3,177,778

         (b) Percent of Class: 12.71%

         (c) Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote: 3,177,778

             (ii)  shared power to vote or to direct the vote: Not Applicable

             (iii) sole power to dispose or to direct the disposition of:
                   3,177,778

             (iv) shared power to dispose or to direct the disposition of: Not Applicable

Item 5.      Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:
             Not Applicable

Item 7.      Identification and Classification of Subsidiary Which Acquired the
             Securities:  Not Applicable

Item 8.      Identification and Classification of Members of the Group: Not
             Applicable

Item 9.      Notice of Dissolution of Group: Not Applicable

CUSIP No.  98508 F 10 7               13G/A                    Page 4 of 5 Pages

Item 10.     Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  98508 F 10 7               13G/A                    Page 5 of 5 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            March 16, 2006

                                            HUNTLEIGH INVESTMENT FUND LIMITED

                                            By:    /s/ Richard Bell
                                                --------------------------------
                                            Name:  Richard Bell
                                            Title: Managing Director